U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 23, 2006

FILED VIA EDGAR

U.S. Securities and Exchange Commission (“SEC”)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trust for Professional Mangers (the “Trust”)
File Nos.: 333-62298 and 811-10401

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, the Trust on behalf of its new series, the Snow Capital Opportunity Fund (the “New Series”) filed a 485APOS on February 13, 2006 with the incorrect series and class identifier numbers for the New Series. After conversations with the SEC, the incorrect series and class identifier numbers for the New Series were deleted and, per the SEC’s instructions, the 485APOS was refiled for the New Series on February 21, 2006. The Trust, on behalf of the New Series, requested that the original filing date of February 10, 2006 be granted for the 485APOS filing, Post-Effective Amendment (“PEA”) 16. This request was granted and the filing date for this PEA 16 was changed to February 10, 2006.

Currently, the SEC website still shows the incorrect filing on February 13, 2006 for the New Series. We respectfully request that this February 13, 2006 filing be removed. The information for this filing is as follows:

Company or Registrant:   Trust for Professional Managers
CIK:                          0001141819
Type of Filing:                        485APOS
Accession Number:               0001144204-06-005244

If you have any questions regarding the above statements, please do not hesitate to contact the undersigned at (414) 765-4880.

Very truly yours,

/s/ Deanna D. Garza

Deanna D. Garza
U.S. Bancorp Fund Services, LLC